FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2009

Commission File Number 1-15236

Advantest Corporation
(Translation of Registrant’s Name Into English)

Shin Marunouchi Center Building
1-6-2, Marunouchi
Chiyoda-ku
Tokyo 100-0005
Japan
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.   Form 20-F    X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  _____   No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Materials Contained in this Report:

1.
Executive summary of the Japanese-language Quarterly Report, submitted by the registrant to the Director-General of the Kanto Local Finance Bureau of the Ministry of Finance of Japan on November 6, 2009.

2.
English-language translation of the registrant’s Quarterly Consolidated Financial Statements for the fiscal second quarter ended September 30, 2009, filed with the Director-General of the Kanto Local Finance Bureau as part of the registrant’s Quarterly Report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Advantest Corporation

By:	/s/ Yuichi Kurita
	Name:	Yuichi Kurita
	Title:	Director and Managing
Executive Officer

Date:  November 6, 2009